8. Supplemental Segment Information

Segment information by geographic area                    (In million yen; rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------------------
                                                          FY2003                          FY2004
                                                      (April 1, 2003                  (April 1, 2004
                                                         through                          through
                                                      March 31, 2004) Percentage (%)   March 31, 2005)  Percentage(%)
---------------------------------------------------------------------------------------------------------------------
Japan               Net sales to unaffiliated customers      91,860         -             110,095                -
                    Intersegment sales                       68,143         -             101,609                -
                    -------------------------------------------------------------------------------------------------
               Net sales                                    160,003     100.0             211,704            100.0
               ------------------------------------------------------------------------------------------------------
               Operating expenses                           128,421      80.3             160,283             75.7
               ------------------------------------------------------------------------------------------------------
               Operating income (loss)                       31,582      19.7              51,421             24.3
               ------------------------------------------------------------------------------------------------------
               Total assets                                 181,987                       157,726
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Americas            Net sales to unaffiliated customers      29,641         -              55,877                -
                    Intersegment sales                        2,134         -               2,601                -
                    -------------------------------------------------------------------------------------------------
               Net sales                                     31,775     100.0              58,478            100.0
               ------------------------------------------------------------------------------------------------------
               Operating expenses                            29,593      93.1              54,388             93.0
               ------------------------------------------------------------------------------------------------------
               Operating income (loss)                        2,182       6.9               4,090              7.0
               ------------------------------------------------------------------------------------------------------
               Total assets                                  26,105                        27,074
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Europe              Net sales to unaffiliated customers      15,322         -              16,307                -
                    Intersegment sales                          728         -                 934                -
                    -------------------------------------------------------------------------------------------------
               Net sales                                     16,050     100.0              17,241            100.0
               ------------------------------------------------------------------------------------------------------
               Operating expenses                            13,945      86.9              15,333             88.9
               ------------------------------------------------------------------------------------------------------
               Operating income (loss)                        2,105      13.1               1,908             11.1
               ------------------------------------------------------------------------------------------------------
               Total assets                                  14,240                        13,082
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Asia                Net sales to unaffiliated customers      37,395         -              57,160                -
                    Intersegment sales                        4,051         -               7,523                -
                    -------------------------------------------------------------------------------------------------
               ------------------------------------------------------------------------------------------------------
               Net sales                                     41,446     100.0              64,683            100.0
               ------------------------------------------------------------------------------------------------------
               Operating expenses                            36,443      87.9              56,621             87.5
               ------------------------------------------------------------------------------------------------------
               Operating income (loss)                        5,003      12.1               8,062             12.5
               ------------------------------------------------------------------------------------------------------
               Total assets                                  49,121                        48,214
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Elimination         Net sales to unaffiliated customers           -         -                   -                -
and Corporate       Intersegment sales                      (75,056)        -            (112,667)               -
                    -------------------------------------------------------------------------------------------------
               Net sales                                    (75,056)        -            (112,667)               -
               ------------------------------------------------------------------------------------------------------
               Operating expenses                           (65,144)        -            (106,905)               -
               ------------------------------------------------------------------------------------------------------
               Operating income (loss)                       (9,912)        -              (4,762)               -
               ------------------------------------------------------------------------------------------------------
               Total assets                                  59,355                        50,673
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Consolidated        Net sales to unaffiliated customers     174,218         -             239,439                -
                    Intersegment sales                            -         -                   -                -
                    -------------------------------------------------------------------------------------------------
               Net sales                                    174,218     100.0             239,439            100.0
               ------------------------------------------------------------------------------------------------------
               Operating expenses                           143,258      82.2             178,720             74.6
               ------------------------------------------------------------------------------------------------------
               Operating income (loss)                       30,960      17.8              60,719             25.4
               ------------------------------------------------------------------------------------------------------
               Total assets                                 330,808                       296,769
---------------------------------------------------------------------------------------------------------------------

(Notes)
   1. Adjustments included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by geographic area. In addition, during this consolidated financial year, temporary profit of (Y)3,317 million from the return of substitutional portion of its Employee's Pension Fund plans and stock option cost of
        (Y)2,290 million is included.

   2. Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

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